Filed Pursuant To Rule 424(b)(5)
Registration No. 333-191524

SUPPLEMENT NO. 1

to

Prospectus Supplement dated October 2, 2013

(to Prospectus dated October 2, 2013)

$200,000,000

Kilroy Realty Corporation

Common Stock

This supplement no. 1 (this “supplement”) supplements the prospectus supplement dated October 2, 2013 (the “prospectus supplement”) of Kilroy Realty Corporation (“we”, “us” and “our”).

You should read this supplement in conjunction with the prospectus supplement and the accompanying prospectus dated October 2, 2013 (the “prospectus”). This supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus supplement and the prospectus. This supplement is qualified by reference to the prospectus supplement and the prospectus, except to the extent that the information provided by this supplement updates, supersedes, replaces or supplements information contained in the prospectus supplement.

An investment in our common stock involves various risks and prospective investors should carefully consider the matters discussed under “Risk Factors” beginning on page 1 of this supplement and on page S-4 of the prospectus supplement, as well as the matters discussed in the documents incorporated by reference in the prospectus supplement and the accompanying prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this supplement or the accompanying prospectus supplement or prospectus are truthful or complete. Any representation to the contrary is a criminal offense.

The date of this supplement no. 1 is July 29, 2014

This supplement has been prepared solely to amend and supplement the sections of the prospectus supplement expressly referred to below in order to reflect the amended and restated revolving credit facility and term loan facility entered into by Kilroy Realty, L.P., or the operating partnership, on June 23, 2014, and to update the information regarding the operating partnership’s intended use of proceeds from the offering contemplated by the prospectus supplement. This supplement does not otherwise update the information in the prospectus supplement or the prospectus.

The risk factor titled “Risk Factors—Risks Related to this Offering—The covenants in the operating partnership’s revolving credit facility and term loan facility may limit our ability to make distributions to the holders of our common stock” in the prospectus supplement is hereby superseded and replaced with the following:

“The covenants in the operating partnership’s revolving credit facility and term loan facility may limit our ability to make distributions to the holders of our common stock.

The operating partnership’s $600.0 million unsecured revolving credit facility and $150.0 million unsecured term loan facility contain financial covenants that could limit the amount of distributions payable by us on our common stock and preferred stock. We rely on cash distributions we receive from the operating partnership to pay distributions on our common stock and preferred stock and to satisfy our other cash needs, and the revolving credit facility and term loan facility provide that the operating partnership may not, in any year, make partnership distributions to us or other holders of its partnership interests in an aggregate amount in excess of the greater of:

•	95% of the operating partnership’s consolidated funds from operations (as defined in each of the revolving credit facility and term loan agreements) for such year; and

•	an amount which results in distributions to us (excluding any preferred partnership distributions to the extent the same have been deducted from consolidated funds from operations (as so defined) for such year) in an amount sufficient to permit us to pay dividends to our stockholders that we reasonably believe are necessary to (a) maintain our qualification as a REIT for federal and state income tax purposes and (b) avoid the payment of federal or state income or excise tax.

In addition, the agreement governing the revolving credit facility and term loan facility provides that, if the operating partnership fails to pay any principal of or interest on any borrowings under the revolving credit facility or term loan facility, or any other amount payable under such agreement, when due, then the operating partnership may make only those partnership distributions that result in distributions to us in an amount sufficient to permit us to make distributions to our stockholders that we reasonably believe are necessary to maintain our status as a REIT for federal and state income tax purposes. Any limitation on our ability to make distributions to our stockholders, whether as a result of these provisions in the revolving credit facility, the term loan facility or otherwise, could have a material adverse effect on the market value of our common stock.”

The information appearing under the heading “Use of Proceeds” in the prospectus supplement is hereby superseded and replaced with the following:

“We intend to use the net proceeds from this offering for general corporate purposes, which may include acquiring properties, funding development and redevelopment projects and repaying indebtedness, which may include borrowings under the operating partnership’s $600.0 million revolving credit facility and $150.0 million term loan facility. Pending application of the net proceeds for those purposes, we may temporarily invest such net proceeds in marketable securities. As of June 30, 2014, we had borrowings of $90.0 million outstanding under the revolving credit facility and borrowings of $150.0 million outstanding under the term loan facility. The revolving credit facility matures in 2019 and, as of June 30, 2014, bore interest at a rate equal to the London Interbank Offered Rate, or LIBOR, plus 1.25%, and the term loan facility matures in 2019 and, as of June 30, 2014, bore interest at a rate equal to LIBOR plus 1.4%. Proceeds from borrowings under the revolving credit facility and term loan facility were applied for general corporate purposes, including acquiring properties, funding development and redevelopment projects and repaying indebtedness. Any borrowings under the revolving credit facility that are repaid with net proceeds from this offering may be reborrowed, subject to customary conditions.

J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is the administrative agent, Barclays Bank PLC, an affiliate of Barclays Capital Inc., and Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, are co-documentation agents, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the syndication agent and affiliates of Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are lenders under the operating partnership’s revolving credit facility and term loan facility. As described above, net proceeds of this offering may be used to repay borrowings under the revolving credit facility and term loan facility. Because affiliates of all of the Agents are lenders under the revolving credit facility and the term loan facility, to the extent that net proceeds from this offering are applied to repay borrowings under the revolving credit facility or term loan facility, such affiliates will receive proceeds of this offering through the repayment of those borrowings. The amount received by any Agent and its affiliates, as applicable, from the repayment, if any, of those borrowings may exceed 5% of the proceeds of this offering (not including the Agent’s discounts, if any, and commissions). Nonetheless, in accordance with Rule 5121 of the Financial Industry Regulatory Authority Inc., or FINRA, the appointment of a qualified independent underwriter is not necessary in connection with this offering because REITs are excluded from that requirement.”

The information appearing under the heading “Plan of Distribution (Conflicts of Interests)—Conflicts of Interest” in the prospectus supplement is hereby superseded and replaced with the following:

“J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are joint lead arrangers and joint bookrunners, JPMorgan Chase Bank, N.A., an affiliate of J.P. Morgan Securities LLC, is the administrative agent, Barclays Bank PLC, an affiliate of Barclays Capital Inc., and Wells Fargo Bank, N.A., an affiliate of Wells Fargo Securities, LLC, are co-documentation agents, Bank of America, N.A., an affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated, is the syndication agent and affiliates of Barclays Capital Inc., J.P. Morgan Securities LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Wells Fargo Securities, LLC are lenders under the operating partnership’s revolving credit facility and term loan facility. As described in this prospectus supplement under “Use of Proceeds,” net proceeds of this offering may be used to repay borrowings under the revolving credit facility and term loan facility. Because affiliates of all of the Agents are lenders under the revolving credit facility and the term loan facility, to the extent that net proceeds from this offering are applied to repay borrowings under the revolving credit facility or term loan facility, such affiliates will receive proceeds of this offering through the repayment of those borrowings. The amount received by any Agent and its affiliates, as applicable, from the repayment, if any, of those borrowings may exceed 5% of the proceeds of this offering (not including the Agent’s discounts, if any, and commissions). Nonetheless, in accordance with Rule 5121 of FINRA, the appointment of a qualified independent underwriter is not necessary in connection with this offering because REITs are excluded from that requirement.”